UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-16671
AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN
(Full title of the plan)
AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009 and for the year ended December 31, 2010 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009 and for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm
To the AmerisourceBergen Corporation Benefits Committee
We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 27, 2011

AmerisourceBergen Employee Investment Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets
Investments
Registered investment companies	$297,776,757	$244,324,798
Common collective trust fund	77,129,164	77,414,214
Common stock fund	54,187,120	43,091,719

Total investments	429,093,041	364,830,731

Receivables
Unsettled trades	48,231	—
Participant loans	10,766,472	9,945,211
Employer contributions	4,108,834	3,919,948

Total receivables	14,923,537	13,865,159

Net assets reflecting investments at fair value	444,016,578	378,695,890

Adjustment from fair value to contract value for interest in common collective trust relating to fully-benefit responsive investment contracts	(761,598)	972,639

Net assets available for benefits	$443,254,980	$379,668,529

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions:
Additions to net assets attributed to:
Investments:
Interest and dividend income	$8,125,905
Net appreciation in fair value of investments	43,577,747

51,703,652

Interest income on participant loans	463,793

Contributions:
Participant	27,220,915
Employer	18,004,085
Rollover	1,235,526

46,460,526

Total additions	98,627,971

Deductions:
Deductions of net assets attributed to:
Benefits paid to participants	34,878,517
Administrative expenses	163,003

Total deductions	35,041,520

Net increase	63,586,451
Net assets available for benefits:
Beginning of year	379,668,529

End of year	$443,254,980

See accompanying notes.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN
The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants are entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.
Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the last pay period of the Plan year, at the discretion of the Company. The Company elected to make discretionary contributions of $3,786,082 and $3,752,512 for the 2010 and 2009 Plan years, respectively.
Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.
Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
Vesting
Participants immediately vest in their own contributions and actual earnings or losses thereon.
In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company discretionary contribution, if any, is based on a graded schedule as follows:

Vested
Years of Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.
The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2010 and December 31, 2009, participant loans are shown as a receivable of the Plan, with interest rates ranging from 4.0% to 10.5%.
Payment of Benefits
Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
Forfeited Accounts
If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. During the year ended December 31, 2010, employer matching contributions were reduced by $129,484 from forfeited nonvested accounts. Forfeited nonvested accounts totaled $159,178 and $100,114 at December 31, 2010 and 2009, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity is required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances, and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which will be effective for reporting periods beginning after December 15, 2010. Adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”), which requires participant loans to be classified as notes receivable and measured at their unpaid principal balances, plus any accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). The guidance, which must be applied retroactively, is effective for fiscal years after December 15, 2010, with early adoption permitted.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans for the year ended December 31, 2009 from investments to participant loans receivable. Adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.
In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the Common Collective Trust Fund is valued based on information reported by the investment advisor using the audited financial statements of the Common Collective Trust Fund at year-end. The AmerisourceBergen Common Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position).
As described in ASC 946-210-45-9, “Fully Benefit-Responsive Investment Contracts,” investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio II Class II. As required by ASC 946-210-45-9, the statements of net assets available for benefits present the fair value of the plan’s holdings of Fidelity Managed Income Portfolio II Class II as of December 31, 2010 and 2009, and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II Class II is based on information reported by the issuer of the common collective trust at year-end. The contract value of Fidelity Managed Income Portfolio II Class II represents contributions plus earnings, less participant withdrawals and administrative expenses.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
Withdrawals from Fidelity Managed Income Portfolio II Class II directed by the Company will be made within the twelve month period following the trustee’s receipt of the Plan’s written withdrawal request.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — FAIR VALUE MEASUREMENTS
In accordance with ASC 820, “Fair Value Measurements and Disclosures,” assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Financial assets and liabilities whose values are based on the following:
a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s own judgment about the assumptions a market participant would use in pricing the asset or liability.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	December 31,
	2010	2009
Level 1 Valuation:
Registered Investment Companies:
Equity Funds	$168,795,947	$143,327,270
Blended Funds	94,860,421	73,272,347
Bond Fund	34,120,389	27,725,181
Common Stock Fund	54,187,120	43,091,719
Level 2 Valuation:
Common Collective Trust Fund — Bond	77,129,164	77,414,214
NOTE 4 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
The plan held investments in AmerisourceBergen common stock with a fair value of $54,187,120 and $43,091,719 as of December 31, 2010 and 2009, respectively. Dividends of $550,908 were received during the year ended December 31, 2010.
NOTE 5 — INVESTMENTS
The individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Legg Mason Value Trust Fund, Inc. — Financial Intermediary Class*	$—	$21,567,746
Fidelity Growth Company Fund	36,115,444	29,287,785
Fidelity Diversified International Fund	30,097,012	28,099,709
Fidelity Freedom 2020 Fund	25,330,780	21,729,257
Fidelity Managed Income Portfolio II Class II (stated at contract value)	76,367,566	78,386,853
AmerisourceBergen Common Stock Fund	54,187,120	43,091,719
PIMCO Total Return Fund — Institutional Class	34,120,389	27,725,181

*	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2010.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$30,521,933
Common stock fund	13,055,814

$43,577,747

The investment objective of the Fidelity Managed Income Portfolio II Class II (“MIP II”) is to seek the preservation of capital. To achieve its investment objective, MIP II invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund. MIP II seeks to minimize its exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. MIP II’s ability to receive amounts due pursuant to these contracts is dependent upon the issuer’s ability to meet their financial obligations. The Plan is required to provide Fidelity with advance notification in the event that it elects to fully liquidate its investment in MIP II.
NOTE 6 — TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 5, 2008, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$443,254,980	$379,668,529
Adjustment from contract value to fair value for interest in common collective trust relating to fully-benefit responsive investment contracts	761,598	(972,639)
Participant loans deemed distributed	(135,609)	(158,150)

Net assets available for benefits per Form 5500	$443,880,969	$378,537,740

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended
December 31,
2010
Benefits paid to participants per the financial statements	$34,878,517
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	10,256
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(32,797)

Benefits paid to participants per Form 5500	$34,855,976

Schedule 1
AmerisourceBergen Employee Investment Plan
EIN: 23-2353106 Plan: 010
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
December 31, 2010

		Description of Investment, Including
Identity of Issue, Borrower, Lessor, or Similar		Maturity Date, Rate of Interest,
Party		Collateral, Par or Maturity Value	Current Value
*	Fidelity Diversified International Fund	Registered Investment Company	$30,097,012
*	Fidelity Growth Company Fund	Registered Investment Company	36,115,444
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	14,050,294
*	Fidelity Freedom Income Fund	Registered Investment Company	2,273,426
*	Fidelity Freedom 2000 Fund	Registered Investment Company	1,197,690
*	Fidelity Freedom 2005 Fund	Registered Investment Company	296,214
*	Fidelity Freedom 2010 Fund	Registered Investment Company	4,858,365
*	Fidelity Freedom 2015 Fund	Registered Investment Company	5,399,662
*	Fidelity Freedom 2020 Fund	Registered Investment Company	25,330,780
*	Fidelity Freedom 2025 Fund	Registered Investment Company	7,672,962
*	Fidelity Freedom 2030 Fund	Registered Investment Company	16,352,537
*	Fidelity Freedom 2035 Fund	Registered Investment Company	9,255,935
*	Fidelity Freedom 2040 Fund	Registered Investment Company	12,513,972
*	Fidelity Freedom 2045 Fund	Registered Investment Company	6,401,417
*	Fidelity Freedom 2050 Fund	Registered Investment Company	3,307,461
*	Fidelity Spartan S&P 500 Index Fund	Registered Investment Company	15,491,638
	Allianz NFJ Dividend Value Fund — Institutional Class	Registered Investment Company	15,846,822
	Legg Mason Value Trust, Inc. — Financial Intermediary Class	Registered Investment Company	22,033,594
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio — Class P	Registered Investment Company	9,381,848
	Munder Mid-Cap Core Growth Fund — Class Y	Registered Investment Company	15,722,012
	PIMCO Total Return Fund — Institutional Class	Registered Investment Company	34,120,389
	RS Value Fund — Class A Shares	Registered Investment Company	10,057,283
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	77,129,164
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	54,187,120
*	Participant Loans	Interest rates from 4.0% to 10.5%	10,766,472

Total			$439,859,513

*	Party in Interest

Note:	Cost information has not been presented as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan
By:	/s/ June Barry
June Barry
Senior Vice President, Human Resources AmerisourceBergen Corporation

June 27, 2011